UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note

On March 26, 2024, Deutsche Bank AG (“Deutsche Bank”) published documents relating to Deutsche Bank AG’s Annual General Meeting of Shareholders, scheduled to take place on Thursday, May 16, 2024, including a Media Release, Agenda and certain additional information, which are set forth as Exhibits 99.1, 99.2 and 99.3 hereof.

As described in Item 2 of the Agenda, the Management Board and Supervisory Board of Deutsche Bank AG are proposing to the General Meeting that a dividend for the 2023 financial year of € 0.45 per share be paid to holders of the Ordinary Shares of Deutsche Bank AG (Frankfurt Stock Exchange symbol “DBK”; ISIN DE 0005140008; New York Stock Exchange Ticker Symbol “DB”; CUSIP D18190898). If such proposal is approved at the General Meeting, shareholders of record as of the date of approval will be entitled to receive the dividend on third German business day following the Annual General Meeting, i.e. on May 21, 2024. With respect to shares held through our U.S. register maintained by our U.S. transfer agent, the dividend will be converted into U.S. dollars at the applicable exchange rate on May 21, 2024 and be paid less applicable taxes. Shares traded on the New York Stock Exchange will trade “ex dividend” on the date following the date of approval (i.e., on May 17, 2024).

This Report on Form 6-K and the exhibits hereto are not incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933. Additional information about Deutsche Bank’s Annual General Meeting can be found at https://agm.db.com.

Exhibits

Exhibit 99.1  : Media Release, dated March 26, 2024, regarding the Annual General Meeting of Deutsche Bank AG.

Exhibit 99.2  : English Translation of Agenda for Annual General Meeting of Deutsche Bank AG.

Exhibit 99.3  : Information on Agenda Item 1 and Shareholders’ Rights.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2023 Annual Report on Form 20-F filed with the SEC on March 14, 2024, in the section entitled “Risk Factors” on pages 11 through 41. Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted profit (loss) before tax, Profit (loss) before tax excluding nonoperating costs	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments, Profit (loss) attributable to Deutsche Bank shareholders for the segments, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders excluding nonoperating costs

Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Cost/income ratio excluding nonoperating costs	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Adjusted post-tax return on average tangible shareholders’ equity (based on adjusted profit (loss) attributable to Deutsche Bank Shareholders), Post-tax return on average shareholders’ equity excluding nonoperating costs, Post-tax return on average tangible shareholders’ equity excluding nonoperating costs

Post-tax return on total shareholders’ equity
Book value per basic share outstanding, Tangible book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 430 to 437 of our 2023 Annual Report on Form 20-F.

When used with respect to future periods, non-GAAP financial measures we use are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 27, 2024

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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